Exhibit 99.1

ARRIVAL Reports First Quarter 2023 Business Update

Business Combination Agreement with Kensington Capital Acquisition Corp. V to Provide Additional

Manufacturing Expertise and Up to $283 Million From Cash in Trust

First Quarter Ending Cash Position of $130 Million

LUXEMBOURG, May 15, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles, today provided business updates for the first quarter ended March 31, 2023.

“In the first quarter, our team worked diligently to optimize costs and support our business plan as we develop our purpose-built XL Van for production in 2024,” said Arrival CEO Igor Torgov. “We ended the quarter with $130 million cash and have significantly reduced our operating costs on a go-forward basis to extend our runway for 2023. In April we announced a proposed business combination with Kensington Capital, which could bring up to $283 million of trust assets to the Company (subject to redemptions). The merger with Kensington and their extensive manufacturing and automotive industry expertise validates Arrival’s strategy to bring a purpose-built Class 4 last-mile delivery vehicle to the U.S. market. Our top priority going forward is to facilitate a successful deal close later this year.”

First Quarter 2023 Cash and Recent Business Updates

•	Cash and cash equivalents of approximately $130 million as of March 31, 2023

•	In Q1, the change in cash of $75 million included a $25 million receipt from Antara and use of cash of approximately $60 million for restructuring-related costs and legacy supplier payments.

•

Advanced U.S. commercialization plans through a business combination with Kensington Capital Acquisition Corp. V. This transaction will allow Arrival to access up to $283 million of cash (subject to redemptions) held in trust for the build-out of the Company’s expected Charlotte, North Carolina factory for continued development of Arrival’s XL Van.

•

Built 3 L Vans at the Bicester factory with 5 more in progress and accumulated over 90,000 kilometers of on-road test driving. Build and road testing of the L Vans has proven to be a valuable source of insights as the Company finalizes manufacturing methods and designs for the XL Van.

•	Continued development of the XL Van design process, with design release targeted for later this year.

Webcast Information

Arrival will host a corresponding webinar today, Monday, May 15, at 4:30 p.m. Eastern Time to discuss its first quarter 2023 business update. A link to the webcast is included below. The live webinar will also be accessible on the Company’s website at investors.arrival.com.

Date: Monday, May 15, 2023

Time: 4:30 p.m. ET

Webcast: Register and Join

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Contacts For Arrival:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and Arrival PubCo, an indirect subsidiary of the Company (“PubCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that PubCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, KENSINGTON, NEWCO AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and PubCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/news-events/events-presentations and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, PubCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Going Concern

As previously reported, management anticipates that it will be disclosing in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”) that Arrival’s liquidity condition raises significant doubt over its ability to continue as a going concern for at least twelve months from the expected issuance date of the 2022 20-F. Additional disclosures can be found on the Company’s Form 6-K filed May 3, 2023 (Link).